Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES SECOND QUARTER RESULTS

Company demonstrates net income

        HERZLIYA, Israel, July 26, 2005 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the second quarter ended June 30, 2005.

        Revenues for the second quarter ended June 30, 2005 were $6.5 million compared with $7.0 million in the first quarter of 2005 and $4.1 million for the same period a year ago.

        Net income for the quarter ended June 30, 2005, was $113,000 or $0.01 per basic and fully diluted share, compared with a net loss of $174,000 or $0.01 per basic and fully diluted share for the first quarter of 2005 and with a net loss of $1.9 million or $0.14 per basic and fully diluted share for the second quarter of 2004. Weighted average shares outstanding used in the calculation for the periods were approximately 13.2 million and 13.8 million respectively for the second quarter of 2005, 13.2 million for the first quarter of 2005 and approximately 13.1 for the second quarter of 2004.

        For the six months ended June 30, 2005, revenues totaled $13.5 million, compared with $8.1 million for the same period in 2004. Net loss for the period was $61,000 or $0.00 per basic and fully diluted share, compared to a net loss of $200,000 or $0.02 per basic and fully diluted share for the six months ended June 30, 2004. Weighted average shares outstanding used in the calculation for the periods were approximately 13.2 million and 13 million respectively.

OPTIBASE REPORTS/2

        As of June 30, 2005, the Company had cash, cash equivalents and other financial investments, net, of $47.7 million, and shareholders’ equity of $49.7 million.

        Uzi Breier, CEO of Optibase, said, “This quarter we saw strong year-over-year growth on both the top line and bottom line, which we believe to be a good indication of our development. Because we operate in an emerging market, our revenues are subject to quarterly fluctuation making it difficult to predict order timing. However, we believe in the long-term potential of the IPTV market and Optibase’s position within this industry.

        Mr. Breier continued, “Alongside the growing opportunity among telecom carriers, we are seeing significant interest in our MediaGateway solutions from customers outside of the telecommunications space. While the TelcoTV initiative remains a priority, we are pleased with the traction we are gaining with other sectors, such as military and enterprise. Our recently announced high-end video surveillance solution, which was demonstrated at the La Bourget airshow, has generated significant interest among the homeland security industry. We believe, that the versatility of the MediaGateway family of products as well as its high availability and redundancy capabilities, make it ideal for these industries and we intend to pursue additional opportunities as they arise.”

        Mr. Breier concluded, “Our Video Technologies business remains strong, as content creation professionals continue to recognize and appreciate the superior quality, capabilities and value that Optibase’s products offer. We remain focused on providing telecom operators with the most feature rich IPTV solutions available, growing our telco business and expanding our presence within the market as it continues to evolve. With a strong cash position, sophisticated technology and a sound position within the markets in which we operate, we are confident in our ability to capitalize on the multitude of opportunities that lie ahead.”

About Optibase

Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

OPTIBASE REPORTS/3

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today, July 26, to discuss the second quarter results. Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2005

	Six months ended		Three months ended
	June 30 2005 $	June 30 2004 $	June 30 2005 $	June 30 2004 $
	Un audited	Un audited	Un audited	Un audited

Revenues	13,489	8,146	6,452	4,127
Gross profit	7,397	4,570	3,548	2,336
Operating expenses:
Research and development, net	2,576	2,017	1,325	1,152
Selling, marketing, general and
administrative	6,738	5,277	3,468	2,957
Restructuring charges	84
Impairment of acquired intangibles		800		800
Total operating expenses	9,398	8,094	4,793	4,909
Operating loss	(2,001)	(3,524)	(1,245)	(2,573)
Other (expenses) Income	(179)	1,066	65	1
Financial income, net	2,119	2,258	1,293	690
Net (loss) Income	(61)	(200)	113	(1,882)
Other comprehensive (loss) income
Unrealized holding (losses) gains on available
for sale securities	(1,306)	(683)	2,180	(440)
Total comprehensive (loss) income	(1,367)	(883)	2,293	(2,322)
Net (loss) Income per share:
Basic	$(0.00)	$(0.02)	$0.01	$ (0.14)
Diluted	$(0.00)	$(0.02)	$0.01	$(0.14)

Number of shares used in computing
earning per share
basic	13,161	13,033	13,170	13,060
diluted	13,161	13,033	13,767	13,060
Amount in thousands, except per share data

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	June 30 2005 $ Un audited	December 31 2004 $ Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments	47,710	51,977
Trade receivables net of bad debts	4,353	3,227
Inventories	3,846	4,893
Other receivables and prepaid expenses	1,802	1,567
Total current assets	57,711	61,664

Other long term investments	2,379	2,366
Fixed assets, net	1,569	1,393
Other assets, net	20	60
Total assets	61,679	65,483

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,156	2,685
Accrued expenses and other liabilities	7,459	9,802
Total current liabilities	9,615	12,487
Accrued severance pay	2,364	2,169

Total shareholders' equity	49,700	50,827
Total liabilities and shareholders' equity	61,679	65,483

Amounts in thousands